Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* MCLEOD JAMES W.	2. Date of Event Requiring Statement (Month/Day/Year) 01 / 30 / 2003	4. Issuer Name and Ticker or Trading Symbol ECP VENTURES INC. (N/A)
(Last) (First) (Middle) 202-1318-56TH STREET
(Street) DELTA, BC, CANADA, V4L 2A4	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director x 10% Owner x Officer (give title below) SECRETARY/TREASURER_ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person __ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)		3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON			100,000		D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	___/S/ "James W. McLeod"___________ **Signature of Reporting Person	_______01/_30_/2003__________ Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.